November 3, 2023

VIA EDGAR CORRESPONDENCE

Office of
Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	StarTek, Inc. Preliminary Information Statement on Schedule 14C and Rule 13e-3 Transaction Statement on Schedule 13e-3

Ladies and Gentlemen:

Please be advised that StarTek, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2023 the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”), together with a Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”), in each case relating to the proposed merger of the Company with and into Stockholm Merger Sub, Inc. pursuant to that certain Agreement and Plan of Merger, dated as of October 10, 2023, by and among Stockholm Parent, LLC, Stockholm Merger Sub, Inc. and the Company.

In connection with the filing of the Preliminary Information Statement and the Schedule 13e-3 today, the Company has wired the required filing fee set forth on Exhibit 107 to the Preliminary Information Statement to the account of the Commission, which amount offsets in full the filing fee payable by the Company in respect of the Schedule 13e-3.

Please direct any questions or comments regarding this filing to Saee Muzumdar at (212) 351-3966 or by email at smuzumdar@gibsondunn.com or Andrew Kaplan at (212) 351-4064 or by email at akaplan@gibsondunn.com.

Sincerely,

/s/ Saee Muzumdar

Saee Muzumdar